UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of October 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                                                        27 October 2006

                                                            BioProgress plc

                                                 Appointment of Non-Executive Director

London,  UK, 27 October 2006:  BioProgress plc  ('BioProgress' or the 'Company') (AIM: BPRG;  NASDAQ:  BPRG), the speciality pharma and healthcare company, is pleased to announce the appointment of Dr James Robert Murray as a Non-Executive Director of BioProgress.

Dr Murray,  age 62, has 30 years'  experience in the  pharmaceutical  industry  including  executive  positions at Gist-Brocades NV and
Shire  Pharmaceuticals  Group plc, which he co-founded becoming Research Director in 1990. He was most recently Chief Executive Officer of Hunter-Fleming Ltd, a bio-pharmaceutical company where he is now President.

Dr Murray is a member of Bristol  University's  Innovations  Board and is an  advisor  to the  University's  Vice  Chancellor.  He is a member of the Research and Industry Council of the South West Regional Development Agency.

Dr Murray is a member of the Board of  Trustees  of the Breast  Cancer  Campaign,  London.  He has  degrees  in  Medicine  and  Surgery
(Charing Cross  Hospital,  London),  is a Fellow of the Faculty of  Pharmaceutical  Medicine of the Joint Royal Colleges of Physicians,
holds Diplomas in Obstetrics and Family Planning and Reproductive  Medicine of the Royal College of Obstetricians  and  Gynaecologists.
He is a Member of the Royal College of General  Practitioners,  the British  Medical  Association,  the  BioIndustry  Association,  the
American  Academy of  Pharmaceutical  Physicians  and the Institute of Directors.  He is also a Fellow of the Royal Society of Medicine and of the American Academy of Dermatology.

Richard Trevillion, Chief Executive Officer of BioProgress, said:
"I'm  delighted to welcome Jim to our Board.  Jim has  unparalleled  experience  in product  development  which is becoming  more of an operational  feature of the Company.  He has been involved  with the Company's  Advisory  Board since its  formation.  As the Company's development and new product launch programme  continues to expand,  Jim's  experience will be invaluable in the continued  execution of our strategy".

Dr James Murray said:
"I've worked with Richard and the team since the  formation of the Advisory  Board earlier this year.  The changes  within the business since  that time have been  profound  and I'm very  pleased to be taking a more  active  role  assisting  in the  continued  growth and development of the company which will draw on my experience over the past 30 years."

Dr Murray is currently a director of Hunter  Fleming  Limited.  In the past five years he has held  directorships  with  Hunter-Fleming
Ltd,  Cutest  Systems Ltd and ProXara Ltd and is a Trustee of the Breast Cancer  Campaign.  No further  disclosures  are required to be made in relation to Dr.Murray under schedule 2 (g) of the AIM rules.

For further information:

BioProgress Plc                                                                    + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO

Buchanan Communications                                                            + 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

About BioProgress
BioProgress plc is an innovative  specialty  pharmaceutical and healthcare  business based around its platform  technologies in polymer and film systems.  Listed on London's AIM in May 2003 and on US NASDAQ in October 2004,  the company has over 80 patents  granted or in application  within 24 patent families and has product  development  agreements and strategic  alliances with several global companies.
As a virtually  integrated  business,  BioProgress  has acquired  sales and  marketing  resources  within Europe and the US as a launch mechanism for its own  pharmaceutical  products.  The business  continues to develop  innovative  delivery  mechanisms  using its XGEL™
polymer  technology,  replacing  the need to use  animal-derived  gelatine  in  pharmaceutical  and  healthcare  products.  For further information please go to www.bioprogress.com

Forward-Looking Information.
The Ordinary  Shares of  BioProgress  plc are  registered  under the US  Securities  and Exchange Act of 1934. To the extent that this announcement  contains certain  "forward-looking  statements"  within the meaning of the Private  Securities  Litigation  Reform Act of
1995, this paragraph  applies.  These  statements are based on management's  current  expectations  and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations  contained in the forward-looking  statements. The forward-looking  statements in this release include  statements  addressing  future financial and operating  results and the timing and benefits of the  reorganisation.  Detailed  information about factors pertinent to the business of the company that could cause actual results  to differ is set forth in the  Company"s  filings  with the  Securities  and  Exchange  Commission.  The  Company is under no obligation to (and expressly  disclaim any such obligation to) update or alter its  forward-looking  statements  whether as a result of new  information,  future  events  or  otherwise.  This  announcement  is for  information  only and does not  constitute  an offer or invitation  to acquire or dispose of any  securities  or  investment  advice. The  distribution  of the  announcement  and/or issue of securities in certain  jurisdictions may be restricted by law. Persons into whose possession this  announcement  comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: October, 27, 2006